

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Mark Webb
Chief Financial Officer
J.Jill, Inc.
4 Batterymarch Park
Quincy, MA 02169

      Re: J.Jill, Inc.
          Registration Statement on Form S-3
          Filed September 15, 2023
          File No. 333-274536

Dear Mark Webb:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenny O'Shanick at 202-551-8005 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Steve Patterson